Bridgetown 2 Holdings Limited

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

Telephone: +852 2514 8888

January 22, 2021

VIA EDGAR

Todd K. Schiffman

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Bridgetown 2 Holdings Limited
Registration Statement on Form S-1
Filed December 31, 2020, as amended
File No. 333-251860

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bridgetown 2 Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, January 25, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Daniel Wong
Daniel Wong
Chief Executive Officer and Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
White & Case LLP